| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-70483 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 10/29/2020 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PAG Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

65 Madison Avenue STE 300
(No. and Street)

| Morristown | NJ | 07960 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Patrick Sullivan | (973) 538-6878 | patrick.sullivan@privateadvisorgroup.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper LLP
(Name – if individual, state last, first, and middle name)

| 733 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/29/2003 | 274 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Patrick Sullivan, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of PAG Financial, LLC, as of December 31, 2021, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNE M. KOSTYAK
NOTARY PUBLIC OF NEW JERSEY
Comm. # 2437695
My Commission Expires 8/22/2023

Anne M. Kostyak

Notary Public

Signature: [signature]

Title:
Chief Compliance Officer

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# PAG Financial, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2021

**PAG Financial, LLC**
**Table of Contents**

**EisnerAmper LLP**
733 Third Avenue
New York, NY 10017
**T** 212.949.8700
**F** 212.891.4100
www.eisneramper.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
PAG Financial, LLC

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of PAG Financial, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2022.

EISNERAMPER LLP
New York, New York
March 28, 2022

**PAG Financial, LLC**
**Statement of Financial Condition**
**December 31, 2021**

| | |
|---|---|
| **ASSETS** | |
| Cash | $469,941 |
| Commissions and service fees receivable | 776,059 |
| Prepaid expenses and other assets | 4,180 |
| **TOTAL ASSETS** | **$1,250,180** |
| | |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| | |
| **LIABILITIES** | |
| Accounts payable and accrued expenses | $88,423 |
| | |
| **MEMBER'S EQUITY** | **1,161,757** |
| | |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$1,250,180** |

**Note A - Organization and Nature of Business:**

PAG Financial, LLC (“The Company”), a wholly-owned subsidiary of PAG Holdings LLC (“Parent”), was formed on June 29, 2015 under the Revised Uniform Limited Liability Company Act of the State of New Jersey.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority (“FINRA”). The Company was registered with the Securities and Exchange Commission (“SEC”) effective on October 29, 2020 and commenced its broker-dealer operations on January 1, 2021.

The Company's primary business is sharing in securities-related commissions with LPL Financial LLC ("LPL" or "Clearing Broker"), by offering support services such as supervisory, administrative and compliance to certain individual registered representatives (“RRs”) of LPL over their brokerage accounts. The Company also earns service fees from LPL by providing supervisory services to LPL's investment advisory representatives ("IARs") based on the assets under management ("AUM") of the advisory accounts. The Company provides these services through one of its principals in a role of a Branch Officer Manager ("BOM") of an Office of Supervisory Jurisdiction ("OSJ") for LPL.

**Note B - Summary of Significant Accounting Policies:**

(1.) Basis of Presentation:

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2.) Use of Estimates:

The preparation of the statement of financial condition is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

(3.) Cash:

The Company maintains its cash balance in a bank deposit account at a financial institution. Cash held at the financial institution, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced and does not expect to experience any losses in such accounts.

(4.) Revenue from Contracts with Customers:

In accordance with the adoption of FASB Accounting Standards Update 2014-09-Revenue from Contracts with Customers: Topic 606 and all related amendments (“ASU 606”), revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

**Note B - Summary of Significant Accounting Policies (continued):**

(4.) Revenue from Contracts with Customers:

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission revenue consists of securities-related commissions earned by the Company from the supervision of certain LPL RRs on LPL's brokerage platform. The Company receives a percentage of the RRs' commissions. In addition, the Company receives a branch bonus based on the overall revenue production of the supervised LPL RRs and LPL IARs.

Service fees represent fees earned from LPL as a percentage of the customers' quarterly AUM of IARs who are registered with LPL but are under the supervision of the Company.

The commissions and service fees earned from LPL are recognized when the Company satisfies the performance obligation of a BOM over time as the LPL's RRs and IARs receive the benefits of the services evenly throughout the term of the contract. The Company is acting as principal in the above arrangements and recognizes revenue on a gross basis.

Commissions and service fees are recorded based on the amounts as reported by LPL on a monthly basis.

(5.) Commissions and Service Fees Receivable and Credit Losses

Commissions and service fees receivable represent commissions and service fees receivable from LPL. As of December 31, 2021, the total receivables are $776,059. The Company considers these receivables fully collectible, accordingly no allowance for credit loss has been established. The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU') No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

(6.) Income Taxes

The Company is a limited liability company disregarded as an entity separate from its member for income tax purposes and as such, is a pass-through entity and not liable for income tax in the jurisdiction in which the Company operates for federal and state income taxes. As a result, no provision for income taxes has been made in the accompanying statement of financial condition. Due to the Company's status as a pass-through entity, it has recorded no liability associated with uncertain tax positions.

**Note C – Financial instruments:**

The following table presents the carrying values and estimated fair values at December 31, 2021 of financial assets and liabilities, and information on their classification within the fair value hierarchy.

At December 31,2021, the carrying values of the Company's financial instruments approximate their fair value due to their short-term nature.

| Asset and Liabilities | Carrying Value | Level 1 | Level 2 | Level 3 | Total Estimated Fair Value |
|---|---|---|---|---|---|
| Cash | 469,941 | 469,941 | | | 469,941 |
| Commissions and service fees receivable | 776,059 | | 776,059 | | 776,059 |
| Accounts payable and accrued expenses | 88,423 | | 88,423 | | 88,423 |

**Note D – Related Party Transactions:**

The Company has an expense sharing agreement with Private Advisor Group, LLC ("PAG"), an affiliate of the Company. Pursuant to this agreement, PAG provides certain office space, personnel, and general and administrative services to the Company. PAG charges the Company a proportional share of the costs incurred by PAG in connection with this agreement, which are reimbursed by the Company. At December 31, 2021, the amount due to PAG of $34,159 represents the expense reimbursement payable included under accounts payable and accrued expenses.

**Note E – Net Capital Requirements:**

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2021, the Company had regulatory net capital, as defined, of $381,518, which exceeded the required amount of $5,895 by $375,623. The Company's aggregate indebtedness to net capital ratio was 0.23 to 1.

**Note F – Other Uncertainties:**

The extent of the impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period of time, The Company's results of operations may be materially adversely affected.

**Note G – Subsequent Events:**

The Company has evaluated subsequent events occurring through March 28, 2022, the date the statement of financial condition is available to be issued. There were no subsequent events which would require disclosure in the footnotes to the statement of financial condition.